Exhibit 20

NEWS RELEASE

                   Heinz to Acquire 19.5% of Hain Food Group;
                   Global strategic Alliance Part of Heinz and
                      Hain Growth Strategies; Hain Acquires
                     Earth's Best Baby Food Brand from Heinz


     Pittsburgh, PA and Uniondale, NY -- September 27, 1999 -- H.J. Heinz Company (NYSE:HNZ) and The Hain Food Group, Inc. (Nasdaq:HAIN) today announced an agreement to form a strategic alliance for the global production and marketing of natural and organic foods and soy-based beverages. This nearly $100 million investment by Heinz will give it a minority stake (19.5% or 3.5 million shares) in Hain and was based on a per-share purchase price in excess of the $28.4375 closing price of Hain stock on Friday, September 24, 1999. Further, Heinz will provide procurement, manufacturing and logistic expertise while Hain will provide marketing, sales and distribution services.

     The natural and organic food category represents a $20 billion U.S. business growing at 15 to 18 percent annually. Hain is projecting more than $300 million for the current year, following revenues of $206 million in the year ended June 30, up from $104 million the prior year. Hain is the U.S.A.'s leading natural and organic food company, with more than 3,500 products offered under such well-known names as Health Valley cereal, bakery and soups; Terra Chip snacks; and Westsoy, the largest soy beverage marketer.

     "This strategic alliance thrusts Heinz into the natural and organic food segment, which is among the fastest growing in the international food industry. Heinz is the first major U.S. food company to gain such direct access to natural food retail stores. We see attractive opportunities for us in our global markets," explained William R. Johnson, Heinz president and chief executive officer. "We will marry Heinz's great strength and scale in low-cost international procurement, manufacturing and logistics with Hain's talent and success in the marketing, sales and distribution to specialty food outlets. The resulting sales growth and cost synergies will benefit shareholders of both Heinz and Hain and will be accretive to the earnings per share of both companies in the first year."

     As part of the strategic alliance, Heinz will be represented on the expanded Hain board of directors by Joseph Jimenez, president and CEO of Heinz North America, and Malcolm


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Ritchie, executive vice president of the H.J. Heinz Company and president Heinz
Europe. Heinz and Hain will exchange some technical and management personnel in collaborative research and manufacturing programs. Additionally, Hain will acquire from Heinz the trademark and name for Earth's Best organic baby foods.

     "I am happy that Hain has forged this alliance with one of the world's foremost food companies. Hain has been marketing and distributing Earth's Best products since 1998; we have increased sales by more than 25% and believe there is great global potential for the brand beyond infant feeding," noted Irwin Simon, president and CEO of Hain. "This alliance is a strategic fit with our expanding product line, and we have some of the strongest names in the natural and organic food industry with great growth opportunities internationally and domestically."

     The $20 billion U.S. market for natural and organic foods includes $12 billion in sales in specialty stores (natural and organic food shops) and $8 billion through traditional supermarkets. Hain has number-one or number-two market shares in 11 of the top 15 natural and organic food categories.

     "With growing consumer demand for natural and functional foods in North America, Heinz and Hain will form a powerful global team. This will enable Heinz to leverage the Hain sales and distribution network to drive functional food sales in North America," Mr. Jimenez said.

     Mr. Simon added: "Traditional supermarkets, drug stores and mass merchandisers are rapidly expanding their natural and organic product offerings and, by joining with Heinz, we will grow and, at the same time, reach economies of scale in production and improve our supply chain. And, with the resources and global capabilities of Heinz, Hain will be positioned for the first time to satisfy the growing international demand for healthy foods and snacks."

     "We expect to greatly extend our European sales in this segment as a result of the Hain partnership, which gives us access to the rapidly growing natural and organic food business, in addition to other items in the cereal, snack, condiment and baked goods categories," explained Mr. Ritchie.

     The alliance with Hain complements Heinz's worldwide portfolio of brands that meet special nutritional needs. The $100 million Heinz range includes an array of gluten-free and


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other special diet products made by Heinz Italy under the brand names Bi-Aglut,
Aproten and Dieterba. Additionally, it offers Complan and Glucon D nutritional drink mixes, sold in India and parts of Europe and South Africa. "We will expand sales of these foods in the United States through Hain's outstanding marketing and distribution network," Mr. Simon explained.

     "The goal of our strategic alliance is to heighten consumer awareness of the benefits of natural and organic food and make Heinz a global leader in this profitable segment of the industry," Mr. Jimenez said. "Heinz has been known as the pure food company since its founding. This partnership with Hain positions Heinz in the forefront of one of the leading consumer trends in the food industry."

     Heinz and Hain have worked together on other products for the past two years. Hain manufactures, markets and sells certain Weight Watchers brand dry and refrigerated products under a 1997 licensing agreement with Heinz. The line includes salad dressings, canned soups, sauces, cookies and mayonnaise, among other items. Also in 1997, Hain acquired from Heinz the Alba Foods line of regular and non-fat dry milk products, cocoa mixes and dairy shakes.

     This transaction is subject to customary regulatory approval.

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     The above contains certain forward-looking statements which are based on management's current views and assumptions regarding future events and financial performance. For Heinz, reference should be made to the section "Forward-Looking Statements" in Item 1 of H.J. Heinz Company's Annual Report on Form 10-K for the fiscal year ended April 28, 1999 for a description of the important factors that could cause actual results to differ materially from those discussed above. For Hain, certain of the statements in this press release are forward looking in nature and, accordingly, are subject to risks and uncertainties. The actual results may differ materially from those described or contemplated.

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ABOUT HEINZ: With sales over $9 billion, H.J. Heinz Company is one of the world's leading food processors and purveyors of nu-


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tritional services. Its 50 affiliates operate in some 200 countries, offering more than 5,700 varieties. Among the company's famous brands are Heinz, StarKist, Ore-Ida, 9-Lives, Weight Watchers, Wattie's, Plasmon, Farley's, Smart Ones, The Budget Gourmet, Rosetto, Bagel Bites, John West, Petit Navire, Skippy, Kibbles 'n Bits, Pounce, Wagwells, Nature's Recipe, Orlando, Olivine and Pudliszki. Information on Heinz is available at http://www.heinz.com.

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ABOUT HAIN: The Hain Food Group, headquartered in Uniondale, NY, is a natural, specialty and snack food company. The Company is a leader in many of the top 15 natural food categories, with such well-known natural food brands as Hain Pure Foods(R), Westbrae(R), Natural, Westsoy(R), Arrowhead Mills(R), Health Valley(R), Breadshop's(R), Casbah(R), Garden of Eatin(R), Terra Chips(R), DeBoles(R), Earth's Best(R), and Nile Spice. The company's principal specialty and snack food product lines include Hollywood(R) cooking oils, Estee(R) sugar-free products, Weight Watchers(R) dry and refrigerated products, Kineret(R) kosher foods, Boston Better Snacks(R), Harry's Premium Snacks and Alba Foods(R). Hain's Internet web site is www.thehainfoodgroup.com.

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